As filed with the Securities and Exchange Commission on August 24, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

New Oriental Education & Technology Group Inc.

(Exact name of issuer of deposited securities as specified in its charter)

Not Applicable

(Translation of issuer’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS,

(Exact name of depositary as specified in its charter)

60 Wall Street

New York, New York 10005

(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 664-1666

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David T. Zhang John A. Otoshi Latham & Watkins LLP 41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong (852) 2522-7886	Francis Fitzherbert-Brockholes White & Case LLP 5 Old Broad Street London EC2N 1DW (0)20 7532-1000

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 4 common shares, par value $0.01 per share, of New Oriental Education & Technology Group Inc. (the “shares”)	40,000,000 American Depositary Shares	$5.00	$2,000,000	$214.00

*	Each unit represents one hundred American Depositary Shares.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“Receipt” or “American Depositary Receipt”) included as Exhibits A and B to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which form of American Depositary Receipt is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross Reference

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus

1. Name of depositary and address of its principal executive office	Face of Receipt, Introductory Article

2. Title of American Depositary Receipts and identity of deposited securities Terms of Deposit:	Face of Receipt, Introductory Article

(a) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, Introductory Article upper right corner

(b) The procedure for voting, if any, the deposited securities	Reverse of Receipt, Article 15

(c) The collection and distribution of dividends	Reverse of Receipt, Article 13

(d) The transmission of notices, reports and proxy soliciting material	Face of Receipt, Article 12, Reverse of Receipt, Articles 14 and 15

(e) The sale or exercise of rights	Face of Receipt, Articles 2 and 6, Reverse of Receipt, Articles 13, 16 and 21

(f) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse of Receipt, Articles 13 and 16

(g) Amendment, extension or termination of the deposit arrangements	Reverse of Receipt, Articles 20 and 21 (no provision for extension)

(h) Rights of holders of American Depositary Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt, Article 12

(i) Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt, Articles 2, 3 and 4

(j) Limitation upon the liability of the depositary	Face of Receipt, Articles 6 and 10, Reverse of Receipt, Articles 15, 16, 17, 18 and 21

3. Fees and Charges	Face of Receipt, Article 9

Item 2. AVAILABLE INFORMATION

Public reports furnished by issuer	Face of Receipt Article 12

New Oriental Education & Technology Group Inc. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the “Commission”). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the Depositary and, where made available by the Commission, on the Commission’s website (www.sec.gov).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)	Form of Deposit Agreement. Form of Deposit Agreement by and among New Oriental Education & Technology Group Inc. (the “Company”), Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder, (the “Deposit Agreement”), including the form of American Depositary Receipt to be issued thereunder, attached as Exhibits A and B thereto. Filed herewith as Exhibit (a).

(b)	Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Form of Opinion of White & Case, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. Contained on signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary, the Custodian or the nominee of either of them as the holder of the deposited securities, and (2) made generally available to the holders of such deposited securities by the Company.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt at least thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, dated as of [                    ], by and among the Company, Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on August 24, 2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Common Shares, par value $0.01 per share, of New Oriental Education & Technology Group Inc.

By:	Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Tom Murphy
Name:	Tom Murphy
Title:	Vice President

By:	/s/ Jane Taylor
Name:	Jane Taylor
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on August 24, 2006.

NEW ORIENTAL EDUCATION &
TECHNOLOGY GROUP INC.

By:	/s/ Michael Minhong Yu
Name:	Michael Minhong Yu
Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Michael Minhong Yu and Louis T. Hsieh, his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she may or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael Minhong Yu Name: Michael Minhong Yu	Chairman of the Board / Chief Executive Officer (Principal Executive Officer)	August 24, 2006

/s/ Louis T. Hsieh Name: Louis T. Hsieh	Chief Financial Officer (Principal Financial Officer)	August 24, 2006

/s/ Ping Wei Name: Ping Wei	Director of Finance and Controller (Principal Accounting Officer)	August 24, 2006

/s/ Chenggang Zhou Name: Chenggang Zhou	Director	August 24, 2006

/s/ Xiaohong Chen Name: Xiaohong Chen	Director	August 24, 2006

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of the Registrant, has signed this Registration Statement or amendment thereto in Newark, Delaware, on August 24, 2006.

PUGLISI & ASSOCIATES

/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director